Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-234767
July 15, 2022

PepsiCo, Inc.
3.200% Senior Notes due 2029
3.550% Senior Notes due 2034

Issuer:	PepsiCo, Inc.
Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Stable Outlook)
Trade Date:	July 15, 2022
Settlement Date (T+5):	July 22, 2022
Title of Securities:	3.200% Senior Notes due 2029	3.550% Senior Notes due 2034
Aggregate Principal Amount Offered:	£300,000,000	£450,000,000
Maturity Date:	July 22, 2029	July 22, 2034
Interest Payment Dates:	Semi-annually on each January 22 and July 22, commencing January 22, 2023	Semi-annually on each January 22 and July 22, commencing January 22, 2023
Benchmark UK Gilt:	UK Gilt 0.500% due January 31, 2029	UK Gilt 4.500% due September 7, 2034
Benchmark UK Gilt Yield (Semi-Annual) / Benchmark UK Gilt Price:	1.908% / 91.385%	2.312% / 123.042%
Spread to Benchmark UK Gilt:	+130 bps	+127 bps
Re-Offer Yield (Semi-Annual):	3.208%	3.582%
Coupon:	3.200%	3.550%
Price to Public (Issue Price):	99.950%	99.690%
Net Proceeds to PepsiCo (Before Expenses):	£298,650,000	£446,355,000
Redemption for Tax Reasons:	The Company may redeem all, but not less than all, of the notes in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the notes to, but not including, the date fixed for redemption.

Redemption Provisions:

Prior to April 22, 2029 (three months prior to the maturity date; the “Par Call Date”), the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest thereon (exclusive of interest accrued to the date of redemption), assuming for such purpose that the notes matured on the Par Call Date, discounted to the redemption date on a semi-annual basis (ACTUAL / ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus 20 basis points, plus, in each case, accrued and unpaid interest to the date of redemption.

On or after the Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the date of redemption.

Prior to April 22, 2034 (three months prior to the maturity date; the “Par Call Date”), the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest thereon (exclusive of interest accrued to the date of redemption), assuming for such purpose that the notes matured on the Par Call Date, discounted to the redemption date on a semi-annual basis (ACTUAL / ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus 20 basis points, plus, in each case, accrued and unpaid interest to the date of redemption.

On or after the Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the date of redemption.

“Comparable Government Bond Rate” means, with respect to any redemption date, the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the notes to be redeemed, if they were to be purchased at such price on the third Business Day prior to the date fixed for redemption, would be equal to the gross redemption yield on such Business Day of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an independent investment bank selected by the Company.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Company, a United Kingdom government bond whose maturity is closest to the maturity of the notes to be redeemed, assuming for such purpose that the notes matured on the Par Call Date, or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other United Kingdom government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, United Kingdom government bonds selected by the Company, determine to be appropriate for determining the Comparable Government Bond Rate.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption, assuming for such purpose that such note matured on the Par Call Date; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

“Business Day” means any day, other than a Saturday or Sunday, (1) which is not a day on which banking institutions in the City of New York or the City of London are authorized or required by law or executive order to close and (2) on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, operates.

Day Count Fraction:	ACTUAL / ACTUAL (ICMA)
CUSIP / ISIN / Common Code:	713448 FJ2 / XS2503830536 / 250383053	713448 FK9 / XS2503832078 / 250383207
Currency of Payment:	All payments of interest and principal, including payments made upon any redemption of the notes, will be payable in Sterling. If, on or after the issuance of the notes, Sterling is unavailable to the Company due to the imposition of exchange controls or other circumstances beyond the Company’s control (including if Sterling is no longer being used for the settlement of transactions by public institutions of or within the international banking community), then all payments in respect of the notes will be made in U.S. dollars until Sterling is again available to the Company and so used.
Additional Amounts:	The Company will, subject to certain exceptions and limitations, pay as additional interest on the notes such additional amounts as are necessary in order that the net payment by the Company of the principal of and interest on the notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the notes then due and payable.
Listing:	PepsiCo intends to apply to list the notes on the Nasdaq Bond Exchange and expects trading in the notes to begin within 30 days after the date of their issuance.
Minimum Denomination:	£100,000 and integral multiples of £1,000
Joint Book-Running Managers:	Barclays Bank PLC BNP Paribas HSBC Bank plc
Senior Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. The Toronto-Dominion Bank
Co-Managers:	Australia and New Zealand Banking Group Limited ING Bank N.V., Belgian Branch Société Générale

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847, BNP Paribas toll-free at 1-800-854-5674 or HSBC Bank plc at +44 (0) 20 7991 1422.

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